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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A

                             (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           SUN COAST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          FREMONT PARTNERS, L.P.
                           SAFFRON ACQUISITION CORP.
                                KERR GROUP, INC.
                                   (BIDDERS)

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    COMMON STOCK, PAR VALUE $.01 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

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                                   866670201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              GILBERT H. LAMPHERE
                                   PRESIDENT
                           SAFFRON ACQUISITION CORP.
                           C/O FREMONT PARTNERS, L.P.
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400


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                                 TENDER OFFER

  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on February 3, 1998 by Saffron Acquisition Corp. (the "Purchaser") and Kerr Group, Inc. ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of Sun Coast Industries, Inc., a Delaware corporation (the "Company") at $10.75 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 1998 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(2). This filing also constitutes Amendment No. 2 to the
Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of the Purchaser, Parent, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.

  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d), (g) The information set forth in Item 2 of the Schedule 14D-1/13D is hereby amended by replacing the second sentence thereof in its entirety with the following:

    None of FP Advisors, The Fremont Group or Fremont Investors hereby admits that it is a "bidder" within the meaning of Schedule 14D-1.

  The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" is hereby amended by replacing the second sentence of the second paragraph under the subheading "The Purchaser" in its entirety with the following:

    None of FP Advisors, The Fremont Group or Fremont Investors hereby admits that it is a "bidder" for the purpose of this Offer.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          Saffron Acquisition Corp.

                                             /s/ Gilbert H. Lamphere
                                          By: _________________________________
                                             Gilbert H. Lamphere
                                             President

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          Kerr Group, Inc.

                                             /s/ Gilbert H. Lamphere
                                          By: _________________________________
                                             Gilbert H. Lamphere
                                             Chairman of the Board of
                                             Directors

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          Fremont Partners, L.P.

                                          By: FP Advisors, L.L.C., its general
                                              partner

                                             By: Fremont Group, L.L.C., its
                                                 managing member

                                                By: Fremont Investors, Inc.,
                                                    its manager


                                                    By: /s/ R. S. Kopf
                                                        ________________________
                                                        Name: R. S. Kopf
                                                        Title: Managing
                                                               Director, General
                                                               Counsel and
                                                               Secretary

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          FP Advisors, L.L.C.

                                          By: Fremont Group, L.L.C., its
                                              managing member

                                             By: Fremont Investors, Inc., its
                                                 manager


                                          By: /s/ R. S. Kopf
                                              _________________________________
                                              Name: R. S. Kopf
                                              Title: Managing Director,General
                                                     Counseland Secretary

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          Fremont Group, L.L.C.

                                          By: Fremont Investors, Inc., its
                                              manager


                                          By: /s/ R. S. Kopf
                                              _________________________________
                                              Name: R. S. Kopf
                                              Title: Managing Director,General
                                                     Counsel and Secretary

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 1998

                                          Fremont Investors, Inc.


                                          By: /s/ R. S. Kopf
                                              _________________________________
                                              Name: R. S. Kopf
                                              Title: Managing Director,General
                                                     Counseland Secretary

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